IKONICS Corporation

4832 Grand Avenue

Duluth, MN 55807

November 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IKONICS Corporation
Registration Statement on Form S-4
Initial Filing Date July 30, 2021
File No. 333-258335
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IKONICS Corporation (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on November 12, 2021, or as soon thereafter as practicable.

Please contact Joshua L. Colburn of Faegre Drinker Biddle & Reath LLP, counsel to the Company, at +1 (612) 766-8946, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

IKONICS CORPORATION

/s/ Jon Gerlach
Jon Gerlach
Chief Financial Officer